 Exhibit 99.1

ISS Proxy Advisory Supports Auryn’s Proposed Reorganization and Acquisition of Eastmain Resources

Vancouver, Canada – September 25, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG) (“Auryn” or the “Company”) is pleased to announce that Institutional Shareholder Services Inc. (“ISS”) has recommended that Auryn shareholders (the “Shareholders”) vote in favour of all proposed resolutions related to the reorganization of the Company (the “Reorganization Arrangement”), the acquisition of Eastmain Resources (“Eastmain”) (the “Eastmain Acquisition”) and the recently closed bought-deal subscription receipts financing (the “Financing”), collectively the transactions (the “Transactions”), at the upcoming special meeting on October 5, 2020 (the “Meeting”). The Transactions will result in the creation of Fury Gold Mines Limited (“Fury Gold”), a well-financed, Canadian-focused gold exploration and development company that combines Auryn’s Canadian projects with Eastmain’s operations, and two new independent companies holding Auryn’s Peruvian assets, shares of which will be distributed to Auryn shareholders. Proxy voting of about a third of issued shares to-date has demonstrated exceedingly positive shareholder support for the Transactions.

In recommending that Shareholders vote FOR the Transactions, ISS noted that the resulting Fury Gold will have an improved capital markets profile to attract institutional investment and a solid prospect in Eastmain’s Eau Claire project for near-term commercial mine development.

ISS recommended against approval of Auryn’s proposed special resolution to adopt new corporate articles (which are similar to by-laws), citing concerns with the draft form of articles filed on SEDAR.com on September 8, 2020. These concerns were in regard to certain requirements for advance notice of shareholder director nominees and certain provisions relating to directors’ powers in regard to capital alterations, use of alternate directors and inclusion of a chairperson casting vote. In response, Auryn has today approved changes to the proposed new articles to address all ISS concerns. These revised articles will be proposed for approval at the Meeting in lieu of the earlier draft and are now filed on SEDAR.com.

The Meeting

The annual general and special meeting will be held virtually on Monday, October 5, 2020 at 10:00 a.m. (Vancouver time). Visit https://web.lumiagm.com/481668070 prior to the start of the Meeting to login. Click on “I have a login” and enter your 15-digit control number or username along with the password “auryn2020” (case specific).

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

The proxy voting deadline is 10:00 a.m. (Vancouver time) on Thursday, October 1, 2020.

Securityholders of Auryn are encouraged to vote today via internet or by telephone.

The Board of Directors of Auryn UNANIMOUSLY recommends Securities vote

IN FAVOUR all resolutions being proposed at the shareholder’s meeting.

To ensure an informed decision is made, Securityholders are encouraged to read the Management Information Circular dated September 3, 2020 which can be found on the Company’s SEDAR profile at www.sedar.com and on the Company’s website at: https://www.aurynresources.com/investors/investor-package/.

Securityholder Information and Questions

Securityholders who have questions or need assistance with voting their securities should contact Auryn’s proxy solicitation agent, Laurel Hill Advisory Group by telephone at 1-877-452-7184 toll-free in North America (+1-416-304-0211 for international calls) or by email at assistance@laurelhill.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.
Ivan Bebek
Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company built a portfolio of six projects in Canada and Peru containing gold, silver and copper resources and exploration targets. On July 29, 2020, Auryn announced its intention to spin out its Peruvian assets into two new companies and acquire Eastmain Resources, creating a Canadian gold-focused exploration and development company to be renamed as Fury Gold Mines. The Company’s two flagship Canadian properties are the Committee Bay gold project in Nunavut and Homestake gold project in British Columbia for which an amended preliminary economic assessment was filed effective June 24, 2020. Upon closing of the spinout and acquisition transactions, expected in October 2020, Fury Gold’s three core assets will comprise of Eau Claire in Quebec, Committee Bay and Homestake Ridge. Auryn shareholders, invested prior to the completion of the transactions, will become shareholders of Fury and will also receive shares in the two new Canadian spin out companies, one holding the Sombrero copper-gold project, and the other holding both the Curibaya silver-gold project and Huilacollo gold project. Auryn’s technical and management teams have an impressive track-record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability. For more information on the company and the transactions, please visit www.aurynresources.com.

Forward-Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. Forward-looking statements consist of statements that are not purely historical, including statements regarding beliefs, plans, expectations or timing of future plans, and include, but not limited to, statements regarding mailing of the meeting materials, the anticipated date of the Meeting, the completion of the Financing and the anticipated benefits of the Transactions, including statements in respect of Fury Gold and the SpinCos. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of Auryn, including, but not limited to the impact of general economic conditions, industry conditions, dependence upon regulatory approvals and the availability of financing, timely completion of proposed studies and technical reports, and risks associated with the exploration, development and mining industry generally such as economic factors as they effect exploration, future commodity prices, changes in interest rates, safety and security, political, social or economic developments, environmental risks, insurance risks, capital expenditures, operating or technical difficulties in connection with development activities, personnel relations, the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of Mineral Resources, contests over property title, and changes in project parameters as plans continue to be refined. Readers are cautioned that the assumptions, used in the preparations of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company assumes no obligation to update such information, except as may be required by law.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.